SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             AMENDMENT NO. 1 TO
                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            RED ROOF INNS, INC.
                         (Name of Subject Company)

                            RED ROOF INNS, INC.
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 757005103
                   (CUSIP Number of Class of Securities)

                            Alan L. Tallis, Esq.
                   Executive Vice President, Development,
                       General Counsel and Secretary
                            Red Roof Inns, Inc.
                             4355 Davidson Road
                            Hilliard, Ohio 43026
                               (614) 876-3201

    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000



      This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on July 16, 1999 (the "Schedule 14D-9"), by Red Roof Inns, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by RRI Acquisition Corp., a Delaware corporation ("Purchaser"), and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 16, 1999, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 of Parent and Purchaser and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
 Schedule 14D-9.


 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      On July 30, 1999, early termination of the 15-day waiting period applicable to the Offer under the HSR Act was granted by the United States Federal Trade Commission.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 4, 1999              RED ROOF INNS, INC.


                                     By:  /s/ David L. Rea
                                         ---------------------------
                                     Name:   David L. Rea
                                     Title:  Executive Vice President, Chief
                                             Financial Officer and Treasurer